As filed with the Securities and Exchange Commission on October 24, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934)

NUVEEN BUILD AMERICA BOND FUND

(Name of Subject Company (Issuer))

NUVEEN BUILD AMERICA BOND FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

67074C103

(CUSIP Number of Class of Securities)

Gifford R. Zimmerman

Vice President and Secretary

Nuveen Investments

333 West Wacker Drive

Chicago, Illinois 60606

(800) 257-8787

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

*	Set forth the amount on which the filing fee is calculated and state how it was determined.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Contact: Name Kristyna Munoz Phone 254-644-1615 Email kristyna.munoz@nuveen.com

Shareholders Approve Nuveen Closed-End Fund Merger

NEW YORK, October 22, 2018 – Shareholders of the Nuveen Build America Bond Opportunity Fund (NYSE: NBD) have approved the fund’s merger into Nuveen Build America Bond Fund (NYSE: NBB). The acquiring fund will be renamed the Nuveen Taxable Municipal Income Fund and will continue to trade under the ticker NBB. Subject to the satisfaction of certain customary closing conditions, the merger is expected to become effective before the market open on November 12, 2018.

As previously announced, NBB will eliminate its contingent term provision and change its principal investment policy from a policy of investing at least 80 percent of assets in Build America Bonds to a policy of investing at least 80 percent of its assets in taxable municipal securities. These changes will become effective on the closing date of the merger.

Additionally, the Board has authorized NBB to conduct a tender offer of up to 20 percent of the shares of NBB (including shares received by NBD shareholders in the merger) and expects to announce the tender offer within 60 days, with payment for common shares purchased in the tender offer to take place within 120 days, of the closing of the merger.

About Nuveen

Nuveen, the investment manager of TIAA, offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. Nuveen has $973 billion in assets under management as of 6/30/18 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Nuveen Securities, LLC, member FINRA and SIPC.

The information contained on the Nuveen website is not a part of this press release.

FORWARD LOOKING STATEMENTS

Certain statements made or referenced in this release may be forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

◾	market developments;
◾	legal and regulatory developments; and
◾	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

Important Information Concerning the Proposed Tender Offer

The tender offer referred to in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and other related materials that will be made available to NBB shareholders and filed with the Securities and Exchange Commission when the tender offer commences. NBB shareholders and other investors are urged to read the tender offer statement, the offer to purchase and the other related materials when they become available because they will contain important information. When these and other documents are filed with the SEC, they may be obtained for free at the SEC’s website (http://www.sec.gov).

# # #

636126-INV-O-10/20